

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 14, 2023

Timothy Pickett
Chief Executive Officer
Kindly MD, Inc.
230 W 400 South
Suite 201
Salt Lake City, UT 84104

Re: Kindly MD, Inc.
Amendment No. 2 to Draft Registration Statement on Form S-1
Submitted July 26, 2023
CIK No. 0001946573

Dear Timothy Pickett:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 2 to Draft Registration Statement on Form S-1

Plan of Operation , page 35

1. We note your response to previous comment 13 and re-issue the comment in part. In your description of your 2023 operational plan, you note that "[a]t present, [y]our operations are solely based in Utah and [you] have not currently targeted or planned specific expansion into other states." However, your disclosure also states that you "hope to be able to enter four new markets in the twelve calendar months following the closing of the Offering." We also note that your Growth Strategy section on page 5 of the Prospectus states that "[t]he markets that [you] intend to explore and evaluate include North Carolina, Texas, Florida, Pennsylvania, among further expansion in Utah." Please reconcile your

Timothy Pickett
Kindly MD, Inc.
August 14, 2023
Page 2

disclosure regarding your twelve calendar month timeline and intended exploration of those specific markets with your statement that you have not currently targeted or planned specific expansion into other states.

Government Regulation, page 42

2.   We note your response to previous comment 13 and we refer you to our comment above. We note your current growth plans and your disclosure that you hope to be able to enter four new markets in the twelve calendar months following the closing of the Offering. Please revise to clarify your disclosures and include the appropriate regulatory disclosures in this section if you elect to include disclosures regarding your entry into the new four markets. As appropriate, revise to include risk factor disclosures regarding the uncertainty of entering into these markers.

You may contact Julie Sherman at 202-551-3640 or Al Pavot at 202-551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Conlon Danberg at 202-551-4466 or Lauren Nguyen at 202-551-3642 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services

cc: Callie Tempest Jones, Esq.